Silicon Valley Bank

Assumption Agreement and Amendment to Loan Documents

Borrowers: M-Wave, Inc.

and

M-Wave DBS, Inc.

Address:     475 Industrial Drive

                    West Chicago, Illinois  60185

Dated:        April ___, 2005

THIS ASSUMPTION AGREEMENT AND AMENDMENT TO LOAN DOCUMENTS (this "Amendment") is entered into between, on the one hand, Silicon Valley Bank ("Silicon"), and, on the other hand, M-Wave, Inc., a Delaware corporation ("Parent"), and M-Wave DBS, Inc., an Illinois corporation ("DBS").  Parent and DBS are referred to herein, jointly and severally, and individually and collectively, as the "Borrower".  Capitalized terms used but not defined in this Agreement, shall have the meanings set forth in the Loan and Security Agreement between Silicon and Parent, dated June 28, 2004 (as amended, restated, supplemented, or otherwise modified from time to time, the "Loan Agreement").  The foregoing definitions of "Parent", "DBS", and "Borrower" hereby are incorporated into the Loan Agreement and the other Loan Documents.

The parties agree as follows:

1.         Assumption; Addition of DBS as additional Borrower; References to Borrower.   Each of Parent and Borrower hereby assumes and agrees to pay and perform when due all present and future indebtedness, liabilities and obligations of the Borrower under, based upon, or arising out of the Loan Agreement and any and all documents, instruments and agreements relating thereto (collectively, the "Loan Documents"), including without limitation all of the "Obligations" as defined in the Loan Agreement.  Without limiting the generality of the foregoing, Parent shall remain as an obligor with respect to all of the Obligations, and Parent and DBS shall be jointly and severally liable for all of the Obligations.  Each of Parent and DBS hereby agrees to perform all duties and responsibilities of a "Borrower" under the Loan Agreement and all references in the Loan Agreement to "Borrower" shall be deemed to refer, individually and collectively, and jointly and severally, to Parent and DBS; provided, however, that, except if and to the extent otherwise expressly agreed to by Silicon in writing, any dollar (or pounds sterling) amount limitations set forth in exceptions to representations, warranties, and covenants of the Loan Agreement and other Loan Documents shall be applicable for all Borrowers combined and without duplication.

2.         Grant of Security Interest.  Without limiting the generality of the provisions of Section 1 above, as security for all Obligations, each Borrower hereby grants Silicon continuing security interests in all right, title, and interest of such Borrower in and to the Collateral.  Each Borrower hereby authorizes Silicon to prepare and file such financing statements, amendments, and continuation statements as Silicon may require to perfect or continue Silicon's security interests in the Collateral or to effect the purposes of this Amendment and the Loan Agreement.

3.         Financial Statements.  With respect to the financial statements referred to in Section 6 of Schedule to the Loan Agreement, Borrower agrees to deliver the items referenced in clauses 6, 9 and 10 thereof prepared on both a consolidated and consolidating basis and that no Borrower will have a fiscal year different from that of any other Borrower.

4.         Intellectual Property Security Agreement.  Concurrently herewith, each Borrower shall execute and deliver to Silicon an intellectual property security agreement in form and substance acceptable to Silicon.

5.         Modified Section 6.2.  Section 6.2 of the Loan Agreement is hereby amended to read as follows:

"6.2  Early Termination.  This Agreement may be terminated prior to the Maturity Date as follows:  (i) by Borrower, effective three Business Days after written notice of termination is given to Silicon; or (ii) by Silicon at any time after the occurrence and during the continuance of an Event of Default, without notice, effective immediately.  If this Agreement is terminated by Borrower or by Silicon under this Section 6.2, Borrower shall pay to Silicon a termination fee in an amount equal to $35,000, provided that no termination fee shall be charged if the credit facility hereunder is replaced with a new facility from another division of Silicon Valley Bank, or if this Agreement is terminated by Silicon other than in accordance with provision under clause (ii) hereof.  The termination fee shall be due and payable on the effective date of termination and thereafter shall bear interest at a rate equal to the highest rate applicable to any of the Obligations."

6.         Modification to Section 7.1(n). Section 7.1(n) of the Loan Agreement is hereby amended to read as follows:

"(n) (1) there shall be a change in the record or beneficial ownership of an aggregate of more than 20% of the outstanding shares of voting stock of Parent, in one or more transactions, compared to the ownership of outstanding shares of voting stock of Parent in effect on the date hereof, without the prior written consent of Silicon; or (2) Parent shall cease to own 100% of the issued and outstanding capital stock in, or shall cease to have the ability and power to elect or appoint 100% of the directors of, DBS;"

7.         Modification of Definitions.

(a)        "Eligible Domestic Accounts" as used and referred to in Section 8 of the Loan Agreement are hereby deemed to be called "Eligible Accounts" and all references in the Loan Agreement to "Eligible Domestic Accounts" shall hereinafter be deemed to be referred to as "Eligible Accounts."  Further, the definition of Eligible Accounts as now referenced in the Loan Agreement is hereby amended to read as follows:

“Eligible Accounts” means Accounts and General Intangibles arising in the ordinary course of Borrower's business from the sale of goods or the rendition of services, or the non-exclusive licensing of Intellectual Property, which Silicon, in its good faith business judgment, shall deem eligible for borrowing.  Without limiting the fact that the determination of which Accounts are eligible for borrowing is a matter of Silicon’s good faith business judgment, the following (the “Minimum Eligibility Requirements”) are the minimum requirements for a Account to be an Eligible Account:  (i) the Account must not be outstanding for more than 90 days from its invoice date (the “Eligibility Period”), (ii) the Account must not represent progress billings, or be due under a fulfillment or requirements contract with the Account Debtor, (iii) the Account must not be subject to any contingencies (including Accounts arising from sales on consignment, guaranteed sale or other terms pursuant to which payment by the Account Debtor may be conditional), (iv) the Account must not be owing from an Account Debtor with whom Borrower has any dispute (whether or not relating to the particular Account), (v) the Account must not be owing from an Affiliate of Borrower, (vi) the Account must not be owing from an Account Debtor which is subject to any insolvency or bankruptcy proceeding, or whose financial condition is not acceptable to Silicon, or which fails or goes out of a material portion of its business, (vii) the Account must not be owing from the United States or any department, agency or instrumentality thereof (unless there has been compliance, to Silicon’s satisfaction, with the United States Assignment of Claims Act), (viii) the Account must not be owing from an Account Debtor located outside the United States or Canada (unless (A) pre-approved by Silicon in its discretion in writing, (B) backed by a letter of credit satisfactory to Silicon, (C) FCIA insured satisfactory to Silicon or (D) such Accounts are the Specified Celestica HK Accounts), (ix) the Account must not be owing from an Account Debtor to whom Borrower is or may be liable for goods purchased from such Account Debtor or otherwise (but, in such case, the Account will be deemed not eligible only to the extent of any amounts owed by Borrower to such Account Debtor).  Accounts owing from one Account Debtor will not be deemed Eligible Accounts to the extent they exceed 25% of the total Accounts outstanding, provided that, in the case of Celistica Corporation and affiliates considered together, such percentage shall be 50%.  In addition, if more than 50% (the "Cross-Aging Percentage") of the Accounts owing from an Account Debtor are outstanding for a period longer than their Eligibility Period (without regard to unapplied credits) or are otherwise not eligible Accounts, then all Accounts owing from that Account Debtor will be deemed ineligible for borrowing, provided that with respect to any and all Accounts owing from Celistica Corporation and any affiliate thereof (considered together as one entity for purposes of this clause) the foregoing Cross-Aging Percentage shall be deemed to be 35%.  Silicon may, from time to time, in its good faith business judgment, revise the Minimum Eligibility Requirements, upon written notice to Borrower.

(b)        The definition of Obligations as set forth in Section 8 of the Loan Agreement shall be deemed to include, without limitation, all indebtedness and all other obligations under the April 2005 Loan Agreement.

(c)        A new definition "April 2005 Loan Agreement" is hereby added to the Loan Agreement to be placed in its appropriate alphabetical order and shall read as follows:  "April 2005 Loan Agreement" shall mean that certain Silicon Valley Bank Loan and Security Agreement dated April ___, 2005 by and between Silicon and Borrower, as amended or otherwise modified from time to time.

(d)        A new definition "Specified Celestica HK Accounts" is hereby added to the Loan Agreement to be placed in its appropriate alphabetical order and shall read as follows: "Specified Celestica HK Accounts" shall mean those certain Accounts owing to Borrower from Celestica Hong Kong Ltd. as long as (i) a guaranty by Celestica Inc., its parent company, in form and substance acceptable to Silicon, (ii) such guaranty remains in full force and effect (and with Silicon having possession of the original instrument thereof) and Silicon, as a party in interest with respect to any such guaranty, continues to maintain its rights under applicable law to enforce such guaranty against such guarantor; (iii) no event or occurrence arises with respect to Celestica Inc. that Silicon, in its good faith business judgment, determines materially adversely affects the creditworthiness of such guarantor or the ability of such entity to perform its obligations under the guaranty; and (iv) Borrower keeps Silicon apprised of all known material financial developments regarding Celestica, Inc.   The failure of any of the foregoing conditions to remain in effect, complied with or otherwise continue to be true and accurate, as applicable, shall cause such Accounts no longer to be considered Specified Celestica HK Accounts.  Silicon acknowledges that the Guaranty dated as of March ___, 2005 by Celestica Inc, which has been delivered to Silicon, satisfies the conditions set forth in item (i) above as of the date hereof.

8.         Modified Credit Limit.  That section of the Schedule to Loan Agreement entitled "1.  Credit Limit (Section 1.1)" is hereby amended in its entirety to read as follows:

"1.  Credit Limit (Section 1.1):           An amount not to exceed the lesser of:  $5,500,000 at any one time outstanding (the 'Maximum Credit Limit') determined on a joint basis for both Borrowers; or the sum of (a) and (b) less (c), as set forth below; subject under all circumstances to the Overall Facilities Limitation and the DBS Borrowing Provision:

(a)        85% (an 'Advance Rate') of the sum of (1) amount of Borrower's Eligible Domestic Accounts (as defined in Section 8 above); plus (2) the aggregate amount of cash in Dedicated and Restricted Bank Accounts (as defined below), if any;

PLUS

(b)        An amount not to exceed the lesser of (1), (2) or (3):

(1)  $1,000,000; or

(2)  50% (an 'Advance Rate') of the value of Eligible Inventory (as defined in Section 8 above) of both Borrowers, calculated at the lower of cost or market value and determined on a first-in, first-out basis, or

(3)   33% domestic Eligible Accounts of both Borrowers plus Specified Celestica HK Accounts under this Agreement (as determined prior to any subtraction for any Loans made hereunder;

                              LESS

(c)        the sum of the following: the aggregate face amount of the outstanding Letters of Credit (as defined below), the FX Reserve (as defined below) and the reserve amount relating to the Cash Management Services (as defined below).

Silicon may, from time to time, modify the Advance Rates, in its good faith business judgment, upon notice to the Borrower, based on changes in collection experience with respect to Accounts, its evaluation of the Inventory or other issues or factors relating to the Accounts, Inventory or other Collateral.

Cash Management Services and Reserves.  Borrower may utilize up to $10,000 of Silicon’s cash management services consisting of business credit card services, as identified in the cash management services agreement related to the same (the “Cash Management Services”).  Silicon may, in its sole discretion, reserve against Loans which would otherwise be available hereunder such sums up to $5,000 as Silicon shall determine in its good faith business judgment in connection with the Cash Management Services, and Silicon may charge to Borrower’s Loan account or deposit accounts, any amounts that may become due or owing to Silicon in connection with the Cash Management Services.  Borrower agrees to execute and deliver to Silicon all standard form applications and agreements of Silicon in connection with the Cash Management Services, and, without limiting any of the terms of such applications and agreements, Borrower will pay all standard fees and charges of Silicon in connection with the Cash Management Services.  The Cash Management Services shall terminate on the Maturity Date.

Letter of Credit

Sublimit:         $1,000,000, subject to the Overall Sublimit (as defined below).

At the request of Borrower, Silicon may, in its good faith business judgment, issue or arrange for the issuance of letters of credit for the account of Borrower, in each case in form and substance satisfactory to Silicon in its sole discretion (collectively, "Letters of Credit").  The aggregate face amount of all Letters of Credit outstanding shall not exceed the Letter of Credit Sublimit set forth above, provided, under all circumstances, no new Letter of Credit shall be issued unless there is availability for the making of a Loan in the amount thereof.  Thus, and in furtherance of the foregoing, in accordance with the provisions set forth in clause (c) above, Silicon shall withhold from the Loans otherwise available to Borrower under this Agreement a reserve (which shall be in addition to all other reserves) in an amount equal to the face amount of all outstanding Letters of Credit (including drawn but unreimbursed Letters of Credit).  In the event at any time and from time to time there is insufficient Loan availability to Borrower to maintain such reserve, Borrower shall, at the request of Silicon, deposit and maintain with Silicon cash collateral in an amount equal to such insufficiency, which shall be held as dedicated cash collateral for all purposes of this Agreement (provided that the amount thereof shall not be considered a balance applicable to the Dedicated and Restricted Bank Accounts).  Borrower shall execute all standard form applications and agreements of Silicon in connection with the Letters of Credit, and without limiting any of the terms of such applications and agreements, Borrower shall pay all standard fees and charges of Silicon in connection with the Letters of Credit.  Any payment by Silicon under or in connection with a Letter of Credit shall constitute a Loan hereunder on the date such payment is made.  Each Letter of Credit shall have an expiry date no later than thirty days prior to the Maturity Date.  Borrower hereby agrees to indemnify and hold Silicon harmless from any loss, cost, expense, or liability, including payments made by Silicon, expenses, and reasonable attorneys' fees incurred by Silicon arising out of or in connection with any Letters of Credit.  Borrower agrees to be bound by the regulations and interpretations of the issuer of any Letters of Credit guarantied by Silicon and opened for Borrower's account or by Silicon's interpretations of any Letter of Credit issued by Silicon for Borrower's account, and Borrower understands and agrees that Silicon shall not be liable for any error, negligence, or mistake, whether of omission or commission, in following Borrower's instructions or those contained in the Letters of Credit or any modifications, amendments, or supplements thereto.  Borrower understands that Letters of Credit may require Silicon to indemnify the issuing bank for certain costs or liabilities arising out of claims by Borrower against such issuing bank.  Borrower hereby agrees to indemnify and hold Silicon harmless with respect to any loss, cost, expense, or liability incurred by Silicon under any Letter of Credit as a result of Silicon's indemnification of any such issuing bank.  The provisions of this Loan Agreement, as it pertains to Letters of Credit, and any other Loan Documents relating to Letters of Credit are cumulative.

Foreign Exchange

Contract Sublimit       $1,000,000, subject to the Overall Sublimit (as defined below).

Borrower may enter into foreign exchange forward contracts with Silicon, on its standard forms, under which Borrower commits to purchase from or sell to Silicon a set amount of foreign currency more than one business day after the contract date (the “FX Forward Contracts”); provided that (1) at the time the FX Forward Contract is entered into Borrower has Loans available to it under this Agreement in an amount at least equal to 10% of the amount of the FX Forward Contract; (2) the total FX Forward Contracts at any one time outstanding may not exceed ten (10) times the amount of the Foreign Exchange Contract Sublimit set forth above.  Silicon shall have the right to withhold from the Loans otherwise available to Borrower under this Agreement, a reserve (which shall be in addition to all other reserves) in an amount equal to 10% of the total FX Forward Contracts from time to time outstanding (the "FX Reserve"), and in the event at any time there are insufficient Loans available to Borrower for such reserve, Borrower shall deposit and maintain with Silicon cash collateral in an amount at all times equal to such deficiency, which shall be held as Collateral for all purposes of this Agreement. Silicon may, in its discretion, terminate the FX Forward Contracts at any time that an Event of Default occurs and is continuing.  Borrower shall execute all standard form applications and agreements of Silicon in connection with the FX Forward Contracts, and without limiting any of the terms of such applications and agreements, Borrower shall pay all standard fees and charges of Silicon in connection with the FX Forward Contracts.

Certain Defined Terms:

As used herein the term "Dedicated and Restricted Bank Accounts" shall mean deposit accounts of Borrower at Silicon that are restricted from any access by Borrower and are dedicated in their entirety as a pledge of cash supporting the making of Loans, provided that when and if any such accounts are created Borrower shall enter into a cash pledge agreement in favor of Silicon relating thereto.

As used herein the term "DBS Borrowing Provision" shall mean that DBS shall not be permitted to borrow Loans hereunder until such time as Silicon undertakes and completes a review/secondary collateral audit with respect to such entity, with results of such audit found to be acceptable to Silicon in its good faith business judgment.

As used herein the term "Overall Facilities Limitation" shall mean that the principal amount of Loans hereunder, the aggregate face amount of outstanding Letters of Credit, the FX Reserve, the reserve amount relating to the Cash Management Services and the principal amount of Advances under the April 2005 Loan Agreement shall not exceed $6,000,000 in the aggregate at any one time outstanding.

As used herein the term "Overall Sublimit" shall mean an aggregate amount equal to $1,000,000 with respect to the Letter of Credit Sublimit and the Foreign Exchange Contract Sublimit on a joint basis for all Borrowers."

9.         Modification to Loan Fee.  That portion of Section 3 of the Schedule to Loan Agreement that now reads as follows:

            "Loan Fee:     $45,000, payable concurrently herewith, plus $45,000 on the first anniversary of the date of this Agreement.  $6,250 of the fee previously paid by Borrower to Silicon shall be credited against the portion of this fee payable on the date hereof."

Is hereby amended to read as follows:

            "Loan Fee:     $45,000, which was paid by Borrower in connection with the original execution of the Loan Agreement, plus $47,142.86, which shall be due and payable on June 28, 2005."

10.       Modification to Tangible Net Worth.  The Minimum Tangible Net Worth financial covenant set forth in Section 5 of the Schedule to the Loan Agreement that now reads as follows:

"Minimum Tangible
Net Worth:

Borrower shall maintain a Tangible Net Worth of not less than $775,000 plus (i) 50% of any increase in Tangible Net Worth arising from any forgiveness of indebtedness of Borrower, plus (ii) 50% of all consideration received after the date hereof for equity securities and subordinated debt of the Borrower, plus (iii) 50% of the Borrower’s net income in each fiscal quarter ending after the date hereof.  Increases in the Minimum Tangible Net Worth Covenant based on forgiveness of indebtedness shall be effective as of the end of the month in which such forgiveness occurs, and shall continue effective thereafter. Increases in the Minimum Tangible Net Worth Covenant based on consideration received for equity securities and subordinated debt of the Borrower shall be effective as of the end of the month in which such consideration is received, and shall continue effective thereafter.  Increases in the Minimum Tangible Net Worth Covenant based on net income shall be effective on the last day of the fiscal quarter in which said net income is realized, and shall continue effective thereafter. In no event shall the Minimum Tangible Net Worth Covenant be decreased."

IS HEREBY AMENDED TO READ AS FOLLOWS:

"Minimum Tangible
Net Worth:

Borrower shall maintain a Tangible Net Worth of not less than $2,500,000 plus (i) 50% of all consideration received after March 31, 2005 for equity securities and subordinated debt of the Borrower plus (ii) 50% of the Borrower’s net income in each fiscal quarter ending on and after March 31, 2005.  Increases in the Minimum Tangible Net Worth Covenant based on consideration received for equity securities and subordinated debt of the Borrower shall be effective as of the end of the month in which such consideration is received, and shall continue effective thereafter.  Increases in the Minimum Tangible Net Worth Covenant based on net income shall be effective on the last day of the fiscal quarter in which said net income is realized, and shall continue effective thereafter.  In no event shall the Minimum Tangible Net Worth Covenant be decreased."

11.       Cross Default with April 2005 Loan Agreement.  An "Event of Default" under and as defined in the April 2005 Loan Agreement shall also constitute an Event of Default under the Loan Agreement.

12.       Loan Amendment Fee.  Borrower shall pay to Silicon an amendment fee of $5,000 in connection herewith, which shall be in addition to interest, fees and all other amounts payable hereunder, and which shall not be refundable.

13.       Representations True.  Borrower represents and warrants to Silicon that all representations and warranties set forth in the Loan Agreement, as amended hereby, are true and correct.

14        Suretyship and Related Waivers and Provisions.

14.1     The Borrowers each are, and at all times shall be, jointly and severally liable for each and every one of the Obligations, regardless of which Borrower or Borrowers requested, received, used, or directly enjoyed the benefit of, the extensions of credit hereunder.  Each Borrower's Obligations are independent Obligations and are absolute and unconditional.  Each Borrower hereby waives any defense to such Obligations that may arise by reason of the disability or other defense or cessation of liability of any other Borrower for any reason other than payment in full.  Each Borrower also waives any defense to such Obligations that it may have as a result of Silicon's election of or failure to exercise any right, power, or remedy, including the failure to proceed first against another Borrower or any security it holds from such other Borrower.  Without limiting the generality of the foregoing, each Borrower expressly waives all demands and notices whatsoever (except for any demands or notices, if any, that such Borrower expressly is entitled to receive pursuant to the terms of any Loan Document), and agrees that Silicon may, without notice (except for such notice, if any, as such Borrower expressly is entitled to receive pursuant to the terms of any Loan Document) and without releasing the liability of such Borrower, extend for the benefit of any other Borrower the time for making any payment, waive or extend the performance of any agreement or make any settlement of any agreement for the benefit of any other Borrower, and may proceed against each Borrower, directly and independently of any other Borrower, as Silicon may elect in accordance with the Loan Documents.

14.2     Each Borrower acknowledges that the Obligations undertaken herein or in the other Loan Documents, and the grants of security interests and liens by such Borrower to secure Obligations of the other Borrowers, if and when applicable, could be construed to consist, at least in part, of the guaranty of Obligations of the other Borrowers and, in full recognition of that fact, each Borrower consents and agrees as hereinafter set forth in the balance of this Section 14.  The consents, waivers, and agreements of the Borrowers that are contained in the balance of this Section 14 are intended to deal with the suretyship aspects of the transactions evidenced by the Loan Documents (to the extent that a Borrower may be deemed a guarantor or surety for the Obligations of another Borrower) and thus are intended to be effective and applicable only to the extent that any Borrower has agreed to answer for the Obligation of another Borrower or has granted a lien or security interest in any property to secure the Obligation of another Borrower, if and when applicable; conversely, the consents, waivers, and agreements of the Borrowers that are contained in the balance of this Section 14 shall not be applicable to the direct Obligation of a Borrower with respect to a credit accommodation extended directly to such Borrower, and shall not be applicable to security interests or liens on property of a Borrower given to directly secure direct Obligations of such Borrower where no aspect of guaranty or suretyship is involved, if and when any such security interest may arise.

14.3     Each Borrower hereby waives:  (a) presentment for payment, notice of dishonor, demand, protest, and notice thereof as to any instrument, and all other notices and demands to which any other Borrower might be entitled, including without limitation notice of all of the following:  the acceptance hereof; the creation, existence, or acquisition of any Obligations; the amount of the Obligations from time to time outstanding; any foreclosure sale or other disposition of any property which secures any or all of the Obligations or which secures the obligations of any other Borrower of any or all of the Obligations; any adverse change in any other Borrower's financial position; any other fact which might increase such Borrower's risk; any default, partial payment or non-payment of all or any part of the Obligations; the occurrence of any other Event of Default; any and all agreements and arrangements between Silicon and any other Borrower and any changes, modifications, or extensions thereof, and any revocation, modification or release of any guaranty or joint and several liability of any or all of the Obligations by or of any person; (b) any right to require Silicon to institute suit against, or to exhaust its rights and remedies against, any other Borrower or any other person, or to proceed against any property of any kind which secures all or any part of the Obligations, or to exercise any right of offset or other right with respect to any reserves, credits or deposit accounts held by or maintained with Silicon or any Obligations of Silicon to any other Borrower, or to exercise any other right or power, or pursue any other remedy Silicon may have; (c) any defense arising by reason of any disability or other defense of any other Borrower or any guarantor, endorser, co-maker or other person, or by reason of the cessation from any cause whatsoever of any liability of any other Borrower or any guarantor, endorser, co-maker or other person, with respect to all or any part of the Obligations, or by reason of any act or omission of Silicon or others which directly or indirectly results in the discharge or release of any other Borrower or any other person or any Obligations or any security therefor, whether by operation of law or otherwise; (d) any defense arising by reason of any failure of Silicon to obtain, perfect, maintain or keep in force any security interest in, or lien or encumbrance upon, any property of any other Borrower or any other person; (e) any defense based upon any failure of Silicon to give such Borrower notice of any sale or other disposition of any property securing any or all of the Obligations, or any defects in any such notice that may be given, or any failure of Silicon to comply with any provision of applicable law in enforcing any security interest in or lien upon any property securing any or all of the Obligations including, but not limited to, any failure by Silicon to dispose of any property securing any or all of the Obligations in a commercially reasonable manner; (f) any defense based upon or arising out of any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against any other Borrower or any guarantor, endorser, co-maker or other person, including without limitation any discharge of, or bar against collecting, any of the Obligations (including without limitation any interest thereon), in or as a result of any such proceeding; and (g) the benefit of any and all statutes of limitation with respect to any action based upon, arising out of or related to this Agreement and the other Loan Documents.  Until all Obligations have been paid, performed, and discharged in full, nothing shall discharge or satisfy the liability of any Borrower under the Loan Documents except the full performance and payment of all of the Obligations.  If any claim is ever made upon Silicon for repayment or recovery of any amount or amounts received by Silicon in payment of or on account of any of the Obligations, because of any claim that any such payment constituted a preferential transfer or fraudulent conveyance, or for any other reason whatsoever, and Silicon repays all or part of said amount by reason of any judgment, decree or order of any court or administrative body having jurisdiction over Silicon or any of its property, or by reason of any settlement or compromise of any such claim effected by Silicon with any such claimant (including without limitation any other Borrower), then and in any such event, such Borrower agrees that any such judgment, decree, order, settlement and compromise shall be binding upon such Borrower, notwithstanding any revocation or release of the joint and several liability of such Borrower and the other Borrowers with respect to the Obligations or the cancellation of any note or other instrument evidencing any of the Obligations, or any release of any of the Obligations, and such Borrower shall be and remain liable to Silicon for the amount so repaid or recovered, to the same extent as if such amount had never originally been received by Silicon, and the provisions of this sentence shall survive, and continue in effect, notwithstanding any revocation or release of the joint and several liability of such Borrower and the other Borrowers with respect to the Obligations or the cancellation of any note or other instrument evidencing any of the Obligations, or any release of any of the Obligations.  Until all Obligations have been irrevocably paid and performed in full, each Borrower hereby expressly and unconditionally waives all rights of subrogation, reimbursement and indemnity of every kind against any other Borrower, and all rights of recourse to any assets or property of any other Borrower, and all rights to any collateral or security held for the payment and performance of any Obligations, including (but not limited to) any of the foregoing rights which Borrower may have under any present or future document or agreement with any other Borrower or other person, and including (but not limited to) any of the foregoing rights which Borrower may have under any equitable doctrine of subrogation, implied contract, or unjust enrichment, or any other equitable or legal doctrine.

14.4     Each Borrower hereby consents and agrees that, without notice to or by such Borrower and without affecting or impairing in any way the obligations or liability of such Borrower hereunder, Silicon may, from time to time and at any time in accordance with the provisions of this Agreement, do any one or more of the following with respect to any other Borrower:  (a) accelerate, accept partial payments of, compromise or settle, renew, extend the time for the payment, discharge, or performance of, refuse to enforce, and release all or any parties to, any or all of the Obligations; (b) grant any other indulgence to any other Borrower or any other person in respect of any or all of the Obligations or any other matter; (c) accept, release, waive, surrender, enforce, exchange, modify, impair, or extend the time for the performance, discharge, or payment of, any and all property of any kind securing any or all of the Obligations or any guaranty of any or all of the Obligations, or on which Silicon at any time may have a lien, or refuse to enforce its rights or make any compromise or settlement or agreement therefor in respect of any or all of such property; (d) substitute or add, or take any action or omit to take any action which results in the release of, any one or more endorsers or any other Borrowers of all or any part of the Obligations, regardless of any destruction or impairment of any right of contribution or other right of such Borrower; (e) amend, alter or change in any respect whatsoever any term or provision relating to any or all of the Obligations, including the rate of interest thereon; (f) apply any sums received from any other Borrower, guarantor, endorser, or co-signer, or from the disposition of any collateral or security, to any Obligations whatsoever owing from such person or secured by such collateral or security, in such manner and order as Silicon determines in its sole discretion, and regardless of whether such Obligations is part of the Obligations, is secured, or is due and payable; (g) apply any sums received from any Borrower or from the disposition of any collateral to any of the Obligations in such manner and order as Silicon determines in its good faith business judgment, regardless of whether or not such Obligations is secured or is due and payable.  Each Borrower consents and agrees that Silicon shall be under no obligation to marshal any assets in favor of any Borrower, or against or in payment of any or all of the Obligations.  Each Borrower further consents and agrees that Silicon shall have no duties or responsibilities whatsoever with respect to any property securing any or all of the Obligations.  Without limiting the generality of the foregoing, Silicon shall have no obligation to monitor, verify, audit, examine, or obtain or maintain any insurance with respect to, any property securing any or all of the Obligations.

14.5     Each Borrower hereby waives all rights of subrogation, reimbursement, indemnification, and contribution and any other rights and defenses that are or may become available to such Borrower or any other surety by reason of California Civil Code Sections 2787 to 2855, inclusive.  Each Borrower waives all rights and defenses that such Borrower may have because the Obligations may be or are secured by real property, if and when any such eventuality arises.  This means, among other things:  (a) Silicon may collect from any Borrower without first foreclosing on any real or personal property collateral pledged by any other Borrower; and (b) If Silicon forecloses on any real property collateral pledged by any Borrower:  (i) The amount of the Obligations may be reduced only by the price for which that collateral is sold at the foreclosure sale, even if the collateral is worth more than the sale price; and (ii) Silicon may collect from any Borrower even if Silicon, by foreclosing on the real property collateral, has destroyed any right such Borrower may have to collect from any other Borrower or any endorser, co-maker or other person.  This is an unconditional and irrevocable waiver of any rights and defenses any Borrower may have because the Obligations may be or are secured by real property.  These rights and defenses include, but are not limited to, any rights or defenses based upon Section 580a, 580b, 580d, or 726 of the Code of Civil Procedure.  Each Borrower waives all rights and defenses arising out of an election of remedies by Silicon, even though that election of remedies, such as a nonjudicial foreclosure with respect to security for a guaranteed obligation, has destroyed or may destroy such Borrower's rights of subrogation and reimbursement against the principal by the operation of Section 580d of the Code of Civil Procedure or otherwise.

14.6     Each Borrower hereby agrees that one or more successive or concurrent actions may be brought hereon against such Borrower, in the same action in which any other Borrower may be sued or in separate actions, as often as deemed advisable by Silicon.  The liability of each Borrower relative to the Obligations is exclusive and independent of any other guaranty or joint and several liability of any other Borrower of any or all of the Obligations whether executed by Borrower or by any other Borrower or any guarantor, endorser, co-maker or other person, or otherwise.  The liability of any Borrower hereunder shall not be affected, revoked, impaired, or reduced by any one or more of the following:  (a) the fact that the Obligations exceeds the maximum amount of any Borrower's liability, if any, specified herein or elsewhere (and no agreement specifying a maximum amount of any Borrower's liability shall be enforceable unless set forth in a writing signed by Silicon); or (b) any direction as to the application of payment by any other Borrower or by any other party; or (c) any continuing or restrictive guaranty or undertaking or any limitation on the liability of any other Borrower; or (d) any payment on or reduction of any such guaranty or undertaking; or (e) any revocation, amendment, modification or release of any such guaranty or undertaking; or (f) any dissolution or termination of, or increase, decrease, or change in membership of any Borrower which is a partnership.  Each Borrower hereby expressly represents that it was not induced to agree to be liable for the Obligations by the fact that there are or may be other Borrowers that are jointly and severally liable with such Borrower relative to the Obligations, and each Borrower agrees that any release of any one or more of such other Borrowers shall not release such Borrower from its Obligations either in full or to any lesser extent.

14.7     Each Borrower is fully aware of the financial condition of each other Borrower and is agreeing to be jointly and severally liable with each other Borrower at the request of each such other Borrower and based solely upon its own independent investigation of all matters pertinent hereto, and such Borrower is not relying in any manner upon any representation or statement of Silicon with respect thereto.  Each Borrower represents and warrants that it is in a position to obtain, and such Borrower hereby assumes full responsibility for obtaining, any additional information concerning each other Borrower's financial condition and any other matter pertinent hereto as such Borrower may desire, and such Borrower is not relying upon or expecting Silicon to furnish to such Borrower any information now or hereafter in Silicon's possession concerning the same or any other matter.

14.       Certain Conditions to Effectiveness; Agreement Re: Subordination Agreements.  Without limitation of any conditions to effectiveness applicable hereto, all the conditions precedent to the effectiveness of the Silicon Valley Bank Loan and Security Agreement dated April __, 2005 (the "April 2005 Loan Agreement) shall constitute conditions precedent to the effectiveness of this Amendment.  Further, it is agreed that with the delivery of the required subordination agreements under the April 2005 Loan Agreement as to each of Mercator Momentum Fund, L.P. and Monarch Pointe Fund, Ltd., no Event of Default shall have deemed to have arisen under this Agreement with respect to the indebtedness owing by Borrower to such entities as long as such subordination agreement remain in force and effect.

15.       General Provisions.   This Amendment, the Loan Agreement, any prior written amendments to the Loan Agreement signed by Silicon and the Borrower, and the other written documents and agreements between Silicon and the Borrower set forth in full all of the representations and agreements of the parties with respect to the subject matter hereof and supersede all prior discussions, representations, agreements and understandings between the parties with respect to the subject hereof.  Except as herein expressly amended, all of the terms and provisions of the Loan Agreement, and all other documents and agreements between Silicon and the Borrower shall continue in full force and effect and the same are hereby ratified and confirmed.

Borrower:		Silicon:

M-WAVE, INC.		SILICON VALLEY BANK

By		By
	President or Vice President	Title

By
Secretary or Assistant Secretary

Borrower:

M-WAVE DBS, INC.

By
President or Vice President

By
Secretary or Assistant Secretary